UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Worldwide Corporation
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2012 and 2011	2
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2012	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012	12

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2012	13

SIGNATURE	14

EXHIBIT:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
of the Wyndham Worldwide Corporation Employee Savings Plan

We have audited the accompanying Statements of Assets Available for Benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related Statement of Changes in Assets Available for Benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Assets Available for Benefits of the Plan as of December 31, 2012 and 2011, and the Changes in Assets Available for Benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EISNERAMPER LLP
Edison, New Jersey
June 14, 2013

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2012	2011
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$727,437	$366,203
Mutual funds	296,717,931	246,464,899
Common collective trusts	127,853,453	110,039,166
Common stock	38,577,851	28,660,301
Money market	5,376,850	5,237,000
Total investments	469,253,522	390,767,569

RECEIVABLES:
Employer contribution receivable	171,024	878,972
Employee contribution receivable	221,959	969,432
Notes receivable from participants	16,957,484	16,013,108
Total receivables	17,350,467	17,861,512

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	486,603,989	408,629,081

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,664,105)	(1,367,449)
ASSETS AVAILABLE FOR BENEFITS	$484,939,884	$407,261,632

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2012
ADDITIONS:
Contributions:
Employee contributions	$37,726,569
Employer contributions	25,568,401
Total contributions	63,294,970

Net investment income:
Net appreciation in fair value of investments	47,970,251
Dividends	10,752,827
Interest	389
Net investment income	58,723,467

Interest income on notes receivable from participants	703,561

DEDUCTIONS:
Benefits paid to participants	45,043,746
NET INCREASE IN ASSETS	77,678,252

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	407,261,632
End of year	$484,939,884

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company” or “Wyndham”) separation from Cendant Corporation.

Bank of America Trust Company, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

Effective September 28, 2012, the Plan was amended so that the portion of the Plan that is invested in Wyndham common stock is an employee stock ownership plan that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “IRC”) and that includes a cash or deferred arrangement.

The following is a summary of certain Plan provisions:

Eligibility—Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee (as defined in the Plan document) of the Company hired on or after July 1, 2007 is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment or the attainment of age eighteen.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee hired prior to July 1, 2007 was eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen and receive employer matching contributions following one year of employment.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are limited to a maximum of 25% into Wyndham common stock. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham common stock as investment options for participants.

Vesting—Participants are 100% vested immediately in their contributions, employer contributions plus actual earnings thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Effective September 28, 2012, the Plan was amended to offer participants who invest in Wyndham common stock through the Plan the option of having dividends on such stock being distributed to the participant in cash or deposited into the participants account. Any dividends received in cash by participants will be subject to taxes in the year of receipt. In 2012, the Company’s Board of Directors declared dividends of $0.92 per share ($0.23 per share subsequent to the amendment). Of the $677,008 in dividends paid to the Plan related to Wyndham common stock, approximately $3,321 was distributed in cash to participants who elected the cash payment option.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Administrative Expenses—Administrative expenses are paid by the Company pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $622,297 and $334,313 at December 31, 2012 and 2011, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

The Wells Fargo Stable Return Fund (“the SRF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. SBCs are collateralized by a portfolio of bonds and are valued at the fair value of the underlying portfolio. The wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The GICs are issued at fixed rates and carried at contract value. The contract value represents contributions, plus earnings and accrued interest, less any participant-directed withdrawals. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value.The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

The fair value recorded in the Plan’s financial statements for such fund was $59.0 million and $54.0 million and contract value was $57.4 million and $52.6 million as of December 31, 2012 and 2011, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments, realized gains on investments sold and management and operating expenses associated with the Plan's investments in mutual funds and collective trusts during the year ended December 31, 2012.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts—In accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) for reporting of fully benefit-responsive contracts held by certain investment companies, the Statements of Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. For the year ended December 31, 2012, the Statement of Changes in Assets Available for Benefits is presented on a contract value basis. The fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the SRF divided by the contract value of net assets held in the SRF.

New Accounting Pronouncements

Fair Value Measurement—In May 2011, the FASB issued guidance which generally provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2011 and shall be applied on a prospective basis. The Plan adopted the guidance on January 1, 2012, as required. There was no material impact on the Plan’s financial statements resulting from the adoption.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 16, 2008, that the Plan is qualified and the trust established under the plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31:

	2012
	Number of
	Shares	Value
Davis New York Venture Fund	757,595	$26,629,481
Harbor International Fund	519,661	32,281,347
Harbor Small Cap Value Fund	1,253,496	28,003,095
Pimco Total Return Fund	5,179,376	58,216,185
Prudential Jennison Growth Z	1,925,423	41,974,222
Harding Loevner Emerging Markets Fund	2,153,676	25,241,086
SSgA S&P 500 Index Fund	2,437,119	29,194,243
Wells Fargo Stable Return Fund	1,170,364	59,047,035
Wyndham Worldwide Corporation common stock(a)	725,011	38,577,851

	2011
	Number of
	Shares	Value
American Funds Growth Fund of America	1,277,718	$36,644,956
Davis New York Venture Fund	685,888	22,510,836
Harbor International Fund	423,821	22,229,416
Harbor Small Cap Value Fund	1,100,263	22,005,262
Pimco Total Return Fund	4,597,562	49,975,501
Harding Loevner Emerging Markets Fund	2,137,586	20,392,567
Bank of America Equity Index XII Fund(a)	1,414,048	23,133,822
Wells Fargo Stable Return Fund	1,091,619	53,961,652
Wyndham Worldwide Corporation common stock(a)	753,256	28,506,987

(a)	Exempt party-in-interest.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

2012
Mutual funds	$24,430,991
Common collective trusts	11,979,941
Common stock	11,559,319
Net appreciation in fair value of investments	$47,970,251

5.	FAIR VALUE

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

		Fair Value Measure on a
		Recurring Basis
		Quoted Prices in	Significant
		Active Markets for	Other
	As of	Identical Assets	Observable Inputs
	December 31, 2012	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$38,577,851	$38,577,851	$—
Total	38,577,851	38,577,851	—
Mutual funds:
Small growth	8,393,355	8,393,355	—
Mid cap growth	55,888,158	55,888,158	—
Large growth	8	8	—
Small blend	28,003,095	28,003,095	—
Large blend	50,915,910	50,915,910	—
Foreign large blend	32,281,347	32,281,347	—
Mid cap value	16,609,340	16,609,340	—
Large value	8,007,611	8,007,611	—
Intermediate term bond	58,216,185	58,216,185	—
Multisector bond	6,779,738	6,779,738	—
Moderate allocation	12,832,588	12,832,588	—
Real estate	16,382,238	16,382,238	—
Inflation-protected bond	2,408,358	2,408,358	—
Total	296,717,931	296,717,931	—
Common collective trusts:
Harding Loevner Emerging Markets Fund	25,241,086	—	25,241,086
SSgA S&P 500 Index Fund	29,194,243	—	29,194,243
Wells Fargo Stable Return Fund	59,047,035	—	59,047,035
Oppenheimer OFITC International Growth Fund II	14,371,089	—	14,371,089
Total	127,853,453	—	127,853,453

Money market (b)	5,376,850	5,376,850	—
Total	$468,526,085	$340,672,632	$127,853,453

(a)	Exempt party-in-interest.

(b)	Represents an investment in FFI Government Fund.

		Fair Value Measure on a
		Recurring Basis
		Quoted Prices in	Significant
		Active Markets for	Other
	As of	Identical Assets	Observable Inputs
	December 31, 2011	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$28,506,987	$28,506,987	$—
Avis Budget Group, Inc.	153,314	153,314	—
Total	28,660,301	28,660,301	—
Mutual funds:
Small growth	8,203,920	8,203,920	—
Mid cap growth	11,658,097	11,658,097	—
Large growth	36,644,956	36,644,956	—
Small blend	22,005,262	22,005,262	—
Large blend	41,797,485	41,797,485	—
Foreign large blend	22,229,416	22,229,416	—
Mid cap value	17,449,513	17,449,513	—
Large value	6,720,267	6,720,267	—
Intermediate term bond	49,975,501	49,975,501	—
Multisector bond	5,197,645	5,197,645	—
Moderate allocation	10,994,089	10,994,089	—
Real estate	12,777,446	12,777,446	—
Inflation-protected bond	811,302	811,302	—
Total	246,464,899	246,464,899	—
Common collective trusts:
Harding Loevner Emerging Markets Fund	20,392,567	—	20,392,567
Bank of America Equity Index XII Fund (a)	23,133,822	—	23,133,822
Wells Fargo Stable Return Fund	53,961,652	—	53,961,652
Oppenheimer OFITC International Growth Fund II	12,551,125	—	12,551,125
Total	110,039,166	—	110,039,166

Money market (b)	5,237,000	5,237,000	—
Total	$390,401,366	$280,362,200	$110,039,166

(a)	Exempt party-in-interest.

(b)	Represents an investment in FFI Government Fund.

For both the years ended December 31, 2012 and 2011, there were no significant transfers into or out of Levels 1, 2 or 3.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held approximately 725,000 and 753,000 shares of common stock of Wyndham as of December 31, 2012 and 2011, respectively, with a cost basis of approximately $30.4 million and $23.3 million, respectively, and a fair value of approximately $38.6 million and $28.5 million, respectively.

7.	DEPARTMENT OF LABOR AUDIT

The Plan has undergone an audit by the Department of Labor (the “DOL”) for plan years 2007 through 2011. The DOL informed the Company that it had found the remittance of certain participants’ contributions and loan repayments to the Plan exceeded the required time frame as determined by the DOL. The DOL determines the required time frame based on the date such contributions or repayments can reasonably be separated from the Company’s assets. The Company agreed to restore lost earnings as identified by the DOL and to make certain prospective changes to its remittance process.
The Company filed Form 5330 and paid all applicable excise tax and restored the lost earnings to participants. The excise tax payments were paid from the Company’s assets and not from assets of the Plan. Lost earnings amounted to $138,364, which were deposited into the Plan in May 2012 and are included in the Statement of Assets Available for Benefits as of December 31, 2011 within employer contribution receivable.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	NET ASSET VALUE PER SHARE

In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the category, fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2012:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$25,241,086	$—	Daily	None	1 day
SSgA S&P 500
Index Fund (b)	29,194,243	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (c)	59,047,035	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (d)	14,371,089	—	Daily	None	1 day
	$127,853,453	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(c)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2011:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$20,392,567	$—	Daily	None	1 day
Bank of America Equity Index
Trust XII (b)	23,133,822	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (c)	53,961,652	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (d)	12,551,125	—	Daily	None	1 day
	$110,039,166	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.

(c)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2012	2011
Assets available for benefits per the financial statements	$484,939,884	$407,261,632
Less: Amounts allocated to withdrawing participants	(622,297)	(334,313)
Add: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	1,664,105	1,367,449
Assets available for benefits per Form 5500	$485,981,692	$408,294,768

The following is a reconciliation of the increase in assets per the financial statements to Form 5500 at December 31:

2012
Increase in assets per the financial statements	$77,678,252
Less: 2012 amounts allocated to withdrawing participants	(622,297)
Add: 2012 change in adjustments from contract value to fair value	296,656
for fully benefit-responsive investment contracts
Add: 2011 amounts allocated to withdrawing participants	334,313
Net income per Form 5500	$77,686,924

*****

Wyndham Worldwide Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value****
	Alger Small Cap Growth Fund	Mutual fund		$8,393,355
	Davis New York Venture Fund	Mutual fund		26,629,481
	DWS RREEF Real Estate Securities Fund	Mutual fund		16,382,238
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		856,822
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		1,832,356
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		2,532,813
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		4,212,798
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		4,288,883
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		4,093,556
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		2,742,060
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		1,867,188
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		1,794,308
	Fidelity Advisor Freedom 2055 Fund (A)	Mutual fund		65,645
	Harbor International Fund	Mutual fund		32,281,347
	Harbor Mid Cap Growth Fund	Mutual fund		13,913,936
	American Funds Growth Fund of America	Mutual fund		8
	Harbor Small Cap Value Fund	Mutual fund		28,003,095
	Lord Abbett Bond Debenture Fund	Mutual fund		6,779,738
	MFS Value Fund R4	Mutual fund		8,007,611
	The Oakmark Equity & Income Fund	Mutual fund		12,832,588
	Pimco Total Return Fund	Mutual fund		58,216,185
	Pioneer Mid Cap Value Fund	Mutual fund		16,609,340
	Prudential Jennison Growth Z	Mutual fund		41,974,222
	Vanguard Inflation Fund	Mutual fund		2,408,358
	Harding Loevner Emerging Markets Fund	Common collective trust		25,241,086
	Wells Fargo Stable Return Fund	Common collective trust		59,047,035
	Oppenheimer OFITC International Growth Fund II	Common collective trust		14,371,089
	SSgA S&P 500 Index Fund	Common collective trust		29,194,243
*	Wyndham Worldwide Corporation	Common stock		38,577,851
*	Various participants	Loans to participants***		16,957,484
	FFI Government Fund	Money market		5,376,850
	Cash and cash equivalents			727,437
	Total			$486,211,006

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/4/13 to 12/14/27. Interest rates range from 4.25% to 10.25%.
**** Form 5500 instructions require reporting of Common collective trusts at fair value on this schedule.

Wyndham Worldwide Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For The Year Ended December 31, 2012

Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?
Yes X No __

	Total That Constitute Nonexempt Prohibited Transactions
	Participant			Contributions	Total Fully
	Contributions		Contributions	Pending	Corrected Under
	Transferred	Contributions	Corrected	Correction	VFCP And
	Late to Plan	Not Corrected	Outside VFCP	In VFCP	PTE 2002-51
Check Here if Late Participant
Loan Repayments are included ☑
2012	5,003,985	—	5,003,985	—
	$5,003,985	$—	$5,003,985	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan

By: /s/ Mary Falvey
Mary Falvey
Executive Vice President,
Chief Human Resources Officer
Wyndham Worldwide Corporation

Date: June 14, 2013